UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

INTELLICELL BIOSCIENCES, INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45825A105
(CUSIP Number)

John C. Kirkland, Esq.
881 Alma Real Drive, Suite 305
Los Angeles, CA 90272-3731
(310) 935-3900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45825A105	13D	Page 2 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IRONRIDGE GLOBAL IV, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,000,000*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 12,000,000*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14.	TYPE OF REPORTING PERSON (see instructions) OO

 * Subject to adjustment. (See Item 5)

CUSIP No. 45825A105	13D	Page 3 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IRONRIDGE GLOBAL PARTNERS, LLC EIN: 27-4741201
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

 * Excludes shares owned by Ironridge Global IV, Ltd. (See Item 6)\\

CUSIP No. 45825A105	13D	Page 4 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOHN C. KIRKLAND
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

 * Excludes shares owned by Ironridge Global IV, Ltd. (See Item 6)\

CUSIP No. 45825A105	13D	Page 5 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRENDAN T. O’NEIL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

 * Excludes shares owned by Ironridge Global IV, Ltd. (See Item 6)

CUSIP No. 45825A105	13D	Page 6 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RICHARD H. KREGER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

 * Excludes shares owned by Ironridge Global IV, Ltd. (See Item 6)

CUSIP No. 45825A105	13D	Page 7 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KEITH COULSTON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

 * Excludes shares owned by Ironridge Global IV, Ltd. (See Item 6)

CUSIP No. 45825A105	13D	Page 8 of 10

Item 1.  Security and Issuer.

Common stock

IntelliCell BioSciences, Inc.

460 Park Avenue, 17th Floor

New York, NY 10022

Item 2.  Identity and Background.

 This statement is filed by Ironridge Global IV, Ltd. (“IV”) with respect to shares of common stock that may be deemed to be beneficially owned by IV, and by Ironridge Global Partners, LLC (“IGP”) and IGP’s managing members John C. Kirkland, Brendan T. O’Neil, Richard H. Kreger and Keith Coulston with respect to the shares deemed to be beneficially owned by IV. IV is a British Virgin Islands business company. IGP is a Delaware limited liability company. Messrs. Kirkland, O’Neil, Kreger and Coulston are United States citizens.

The address of the principal business office of IV is:

Harbour House, Waterfront Drive

Road Town, Tortola

British Virgin Islands VG1110

The address of the principal business office of IGP and Messrs. O’Neil and Coulston is:

One Montgomery Tower

1 Montgomery Street, Suite 2575

San Francisco, California 94104-4505

The address of the principal business office of Mr. Kirkland is:

Palisades Village Center

881 Alma Real Drive, Suite 305

Los Angeles, California 90272-3731

The address of the principal business office of Mr. Kreger is:

Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174-2699

During the last five years, none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Working capital of IV.

CUSIP No. 45825A105	13D	Page 9 of 10

Item 4.  Purpose of Transaction.

On July 16, 2013, IV issued a Notice of Default and a Notice of Failure to Comply to the issuer, setting forth various uncured material defaults under the Convertible Promissory Note issued by the issuer on May 31, 2012, in the original principal amount of $500,000, and all related Transaction Documents. As of the date hereof, none of the defaults have been cured, the issuer has further defaulted under its obligation, and multiple Events of Default exist.

On July 29, 2013, IV issued a Notice of Foreclosure Sale, Notification Before Disposition of Collateral by Public Sale, to the issuer, Dr. Steven A. Victor, Leonard Mazur, Myron Holubiak, Michael Hershman, John P. Pavia III, Stuart Goldfarb, and certain secured creditors of the issuer, pursuant to NRS 104.9611 of Nevada Revised Statutes, and Section 5(a)(iii) of that certain Security Agreement between the issuer and TCA Global Credit Master Fund LP dated as of May 31, 2012, and the other Transaction Documents as defined in the Security Agreement, that an auctioneer will sell, lease or license, as applicable, all of the Collateral, consisting of any and all property of the issuer, of any kind or description, tangible or intangible, real, personal or mixed, wheresoever located, by public auction to the highest qualified bidder, on Monday, August 12, 2013, at 10:00 a.m. Eastern time, at 405 Lexington Avenue, 26th Floor, New York, NY 10174. On that same date, TCA Global Credit Master Fund LP issued a substantially identical notice of sale to the issuer, and IV stated its intention to credit bid at the sale up to the full amount of the funds owed to IV.

On July 31, 2103, IV served a derivative demand on the issuer to file and pursue a civil action for breach of fiduciary duty and corporate waste against the members of the issuer’s board of directors.

Item 5.  Interest in Securities of the Issuer.

 On July 15, 2013, IV purchased in exchange for immediate payment in full in cash of the $671,339.75 current amount owed by issuer, all right, title and interest of TCA Global Credit Master Fund LP in and to the Convertible Promissory Note issued by the issuer on May 31, 2012, in the original principal amount of $500,000, and all related transaction documents. The note is convertible into shares of the issuer’s common stock. IV is prohibited from receiving any shares of common stock that would cause it to be deemed to beneficially own more than 9.99% of the issuer’s total outstanding shares at any one time. For purposes of calculating the percent of class, the reporting persons have assumed that there are 108,713,862 shares of common stock currently outstanding, such that issuance of approximately 12,000,000 shares to IV would represent approximately 9.99% of the outstanding common stock after such issuance.

On July 31, 2013, IV purchased 1,000 shares of common stock of IntelliCell BioSciences, Inc. in open market purchases.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

IGP is a stockholder and beneficial owner of IV. Messrs. Kirkland, O’Neil and Kreger are each managing directors of IV, and managing directors, members and 30% beneficial owners of IGP. Mr. Coulston is a director, member and 10% beneficial owner of IGP.  IV is not a registered broker-dealer or an affiliate of a registered broker-dealer. Voting and dispositive power with respect to shares of common stock owned by IV is exercised by David Sims, Director. Each of IGP and Messrs. Kirkland, O’Neil and Coulston disclaims beneficial ownership or control of any of the securities covered by this statement. IGP and Messrs. Kirkland, O’Neil, Kreger and Coulston directly own no shares of the issuer. However, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, IGP or Messrs. Kirkland, O’Neil, Kreger and Coulston may be deemed to beneficially own or control the shares owned by IV.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement among Ironridge Global IV, Ltd., Ironridge Global Partners, LLC, John C. Kirkland, Brendan T. O’Neil, Richard H. Kreger and Keith Coulston.

The Convertible Promissory Note filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the issuer on June 8, 2012 is incorporated herein by reference.

CUSIP No. 45825A105	13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2013	IRONRIDGE GLOBAL IV, LTD.

	By:	/s/ David Sims
	Name:	David Sims
	Its:	Director

IRONRIDGE GLOBAL PARTNERS, LLC

	By:	/s/ John Kirkland
	Name:	John Kirkland
	Its:	Managing Director

/s/ John C. Kirkland
John C. Kirkland

/s/ Brendan T. O’Neil
Brendan T. O’Neil

/s/ Richard H. Kreger
Richard H. Kreger

/s/ Keith Coulston
Keith Coulston

 Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, entered into and effective as of the date first set forth below, is made by and among Ironridge Global IV, Ltd., a British Virgin Islands business company, Ironridge Global Partners, LLC, a Delaware limited liability company, John C. Kirkland, Brendan T. O’Neil, Richard H. Kreger and Keith Coulston pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Each of the filers hereby acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of each of the filers and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the filers without the necessity of filing additional joint filing agreements. Each filer acknowledges that such filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other filers, except to the extent that such filer knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the filers upon written notice to the other filers.

Dated: August 5, 2013	IRONRIDGE GLOBAL IV, LTD.

	By:	/s/ David Sims
	Name:	David Sims
	Its:	Director

IRONRIDGE GLOBAL PARTNERS, LLC

	By:	/s/ John Kirkland
	Name:	John Kirkland
	Its:	Managing Director

/s/ John C. Kirkland
John C. Kirkland

/s/ Brendan T. O’Neil
Brendan T. O’Neil

s/ Richard H. Kreger
Richard H. Kreger

/s/ Keith Coulston
Keith Coulston